Name	Formed in	Percent Ownership
Blockchain Industries Japan Limited Liability Company (Godo Kaisha)	Japan	100%
BCI Investment Management LLC	Delaware	100%
BCI Investment Funds GP LLC	Delaware	100%
BCII Venture Fund I GP, LLC	Delaware	100%
BCII Venture Fund I, LP	Delaware	100%
Blockchain Industries Global Opportunities Fund, LP	Delaware	100%
BCI Global Opportunities Fund GP, LLC	Delaware	100%